Exhibit (a)(1)(L)

QINETIQ GROUP PLC EXTENDS CASH TENDER OFFER FOR ALL ISSUED AND

OUTSTANDING SHARES OF ANALEX CORPORATION

On January 22, 2007, QinetiQ Group plc (“QinetiQ”) announced it had signed an agreement to acquire Analex Corporation (“Analex”) and on January 30, 2007 initiated a recommended cash tender offer for all issued and outstanding shares of common stock, par value $0.02 per share (“the Shares”) of Analex at $3.70 per Share, net to the seller in cash, without interest and subject to applicable withholding taxes (“the Offer”).

QinetiQ announces that as of midnight on February 26, 2007, approximately 6,541,676 Shares had been tendered and not withdrawn, representing approximately 15.85% of Analex’s Shares issued and outstanding and issuable upon conversion of warrants, preferred stock and convertible notes. In addition, a group of Analex’s major stockholders has pledged to tender a number of Shares issuable upon conversion of warrants, preferred stock and convertible notes equal to approximately 59% of Analex’s Shares issued and outstanding and issuable upon conversion of warrants, preferred stock and convertible notes.

QinetiQ also announces today that Apollo Merger Sub Inc., an indirect wholly owned subsidiary of QinetiQ (the “Purchaser”), has extended the expiration date of the Offer until midnight, New York City time, on March 12, 2007. QinetiQ confirms that the Offer has been extended because, as expected, certain US regulatory conditions necessary for the consummation of the pending acquisition have not yet been satisfied so that it cannot yet complete its Offer. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the Offer has expired as of February 14, 2007. QinetiQ continues to expect to be able to complete its Offer in March 2007, pending receipt of the remaining regulatory clearances.

Legal Statements

This announcement is not an offer to purchase Shares or a solicitation of an offer to sell Shares. The Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer to Purchase dated January 30, 2007, the Letter of Transmittal, as amended, and related materials may be obtained free of charge by directing such requests to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, or by calling MacKenzie Partners, Inc. toll free at (800) 322-2885.

Investors and stockholders of Analex should read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the Offer that are filed with the United States Securities and Exchange Commission (“SEC”) because they contain important information about the tender offer. Investors and stockholders of Analex may obtain these and other documents filed by QinetiQ, the Purchaser and Analex for free from the SEC’s web site at http://www.sec.gov.

Disclaimers

This press release, including any information included or incorporated by reference in this press release, contains “forward-looking statements” concerning QinetiQ Group plc, QinetiQ North America Operations LLC and Analex Corporation. These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “seek,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied; changes in both companies’ businesses during the period between now and the closing of the acquisition; the ability to retain key management and technical personnel of Analex and other risks described in Analex’s report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2005. Analex and

QinetiQ are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

For further information please contact:

Graham Love, Chief Executive:	+44 (0) 1252 392000
Doug Webb, Chief Financial Officer	+44 (0) 1252 392000

Nicky Louth-Davies, QinetiQ press office: +44 (0)1252 392809; +44 (0)7795290593

Chris Moseley, QinetiQ press office: +44 (0)1252 395559; +44 (0)7941 126064

Adrian Colman, QinetiQ Investor Relations: +44 (0)1252 395366; +44 (0)7740 432699